SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                                 Spigadoro, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    848506101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with    a  copy to:
                                                     Robert B. Minion, Esq.
         Carlo Petrini                               Steven M. Skolnick, Esq.
         c/o Petrini S.p.A.                          Lowenstein Sandler PC
         Via IV Novembre, 2/4                        65 Livingston Avenue
         06083 Bastia Umbra (Perugia)                Roseland, New Jersey  07068
         Italy                                       (973) 597-2476
         011-39-075-800-9338
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                  Carlo Petrini
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                 Not Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:           Italy
________________________________________________________________________________

    Number of                           7) Sole Voting Power:        12,241,400*
    Shares Beneficially                -----------------------------------------
    Owned by                            8) Shared Voting Power:               0
    Each Reporting                     -----------------------------------------
    Person With:                        9) Sole Dispositive Power:   12,241,400*
                                       -----------------------------------------
                                       10) Shared Dispositive Power:          0
                                       -----------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   12,241,400*
                                                                     ----------
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):            20.1%
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IN
________________________________________________________________________________
* Excludes 6,120,700 shares which are beneficially owned by Gruppo Spigadoro and have been placed in escrow to secure the repayment by the Company of promissory notes held by Mr. Petrini.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Spigadoro, Inc. f/k/a IAT Multimedia, Inc. (the "Company") whose principal executive offices are located at 70 East 55th Street, 24th Floor, New York, New York 10022.

Item 2.  Identify and Background.

          Carlo Petrini is the reporting person filing this Schedule 13D. Mr. Petrini's business address is c/o Petrini S.p.A., Via IV Novembre, 2/4, 06083 Bastia Umbra (Perugia), Italy. Mr. Petrini is the Chairman of the Board and President of Petrini S.p.A., a wholly owned subsidiary of the Company and an entity that produces and sells animal feed and pasta and flour products. Mr. Petrini also serves as a director of the Company. Mr. Petrini is a citizen of Italy.

         Mr. Petrini has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 29, 1999, pursuant to the terms of a Stock Purchase Agreement dated November 3, 1999 (the "Stock Purchase Agreement") between the Company and Gruppo Spigadoro, N.V. ("Gruppo Spigadoro"), the Company issued 48,366,530 shares of Common Stock in exchange for all of the outstanding common stock of Petrini, S.p.A., of which 12,241,400 shares of Common Stock were, at Gruppo Spigadoro's request, issued to Mr. Petrini to satisfy a part of Gruppo Spigadoro's obligations to Mr. Petrini incurred in August 1998 when Gruppo Spigadoro purchased Mr. Petrini's interest in Petrini S.p.A.

Item 4.  Purpose of Transaction.

         The Common Stock was acquired by Mr. Petrini as an investment in the ordinary course of business. Mr. Petrini intends to evaluate the performance of the Common Stock from time to time and depending on such evaluations, Mr. Petrini may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of the Common Stock. Whether Mr. Petrini actually effects such sales will depend on his continuing evaluation of the diversity of his investment portfolio, as well as the price level of the Common Stock, available opportunities to dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

         Except as disclosed herein, Mr. Petrini does not have any current plans or proposals with respect to any of the items described in (a) through (j) of
Item 4.

Item 5.  Interest of Securities of the Issuer.

         As of January 10, 2000, there were 60,892,099 shares of Common Stock issued and outstanding. As of January 10, 2000, for the purposes of Rule 13d-3, Mr. Petrini beneficially owned an aggregate of 12,241,400 shares of Common Stock, or approximately 20.1% of the issued and outstanding shares of Common Stock. Mr. Petrini has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all of these shares of Common Stock.

         Excludes 6,120,700 shares of Common Stock which are beneficially owned by Gruppo Spigadoro and have been placed in escrow to secure the repayment by the Company of promissory notes held by Mr. Petrini.

         During the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Mr. Petrini or any person or entity controlled by Mr. Petrini or any person or entity for which Mr. Petrini possesses voting control over the securities thereof, except as described in this Schedule 13D.

         No other person is known by Mr. Petrini to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Petrini.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described below, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Petrini and any person or entity.

          Gruppo Spigadoro and Mr. Petrini entered into an agreement dated November 5, 1999 pursuant to which 6,120,700 shares of Common Stock which are beneficially owned by Gruppo Spigadoro have been placed in escrow to secure the repayment by the Company of promissory notes held by Mr. Petrini.

Item 7:    Materials to be Filed as Exhibits.

          (1) Agreement dated November 5, 1999 among Mr. Carlo Petrini, Gruppo Spigadoro, N.V. and Finnat Fiduciaria S.p.A.

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  January 5, 2000

                                  /s/Carlo Petrini
                                  _____________________
                                  Carlo Petrini






ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX



                                                                 Page No. In
                                                                  Sequential
                                                                   Numbering
Exhibit No.                    Exhibit Name                         System

 (1)            Agreement dated November 5, 1999 among
                Mr. Carlo Petrini, Gruppo Spigadoro, N.V.
                and Finnat Fiduciaria S.p.A.

                                                                      Exhibit 1

Finnat Fiduciaria S.p.A.
Palazzo Altieri
Piazza del Gesu, 49
Rome


Mr. Roberto Casasole
(Managing Director)


Dear Sirs,

1. Please find attached herewith (i) the share certificates no. 15, 16, 17, 19, 20 and 21 issued by Petrini S.p.A. (hereinafter, the "Certificates"), a company with registered office in Bastia Umbra (Perugia), Via IV Novembre no. 2/4 (hereinafter, "Petrini"), all indicating as last endorsee Gruppo Spigadoro NV, a company incorporated under the laws of the Netherlands, and subsequently all endorsed in pledge by the latter in favor of Mr. Carlo Petrini (which for the certificates no. 19, 20 and 21 acts as special attorney of Giorgio Petrini by virtue of a general power of attorney delivered on June 16, 1998) all of which represent no. 22,901,802 shares and (ii) the original of (a) New First Promissory Note issued on November 5, 1999 by Gruppo Spigadoro NV in favor of Mr. Carlo Petrini as acknowledgment of the debt of USD 1 million concerning the payment, to be made within March 31, 2000, of the second installment of the consideration due for the purchase of shares corresponding to 11% of the share capital of Petrini, (b) New Second Promissory Note issued on November 5, 1999 by Gruppo Spigadoro NV in favor of Mr. Carlo Petrini as acknowledgment of the debt for further USD 6.150 million relating to the payment, to be made within December 31, 2000, of the third installment of the consideration due the purchase of shares corresponding to a further 12% of the share capital of Petrini and (c) New Third Promissory Note issued on November 5, 1999 by Gruppo Spigadoro NV in favor of Mr. Carlo Petrini as acknowledgment of debt for USD 15 million relating to the payment of the fourth installment of payment, to be made within 36 months starting from August 11, 1998, of the consideration due for the purchase of shares corresponding to 33% of share capital of Petrini (hereinafter, the New First Promissory Note, the New Second Promissory Note, the New Third Promissory Note are collectively referred to as the "New Promissory Notes").

2. The aforementioned Certificates shall be delivered to you for escrow and custody pursuant to art. 2786 c.c., second paragraph, by the undersigned Mr. Carlo Petrini (also in the name and on behalf of Mr. Giorgio Petrini) and by the undersigned Mr. Mario Amoroso (acting as legal representative of Gruppo Spigadoro NV by virtue of a special power of attorney issued on November 3, 1999) and the abovementioned New Promissory Notes, which are delivered to you for escrow and custody by Mr. Carlo Petrini (also in the name and on behalf of Mr. Giorgio Petrini), shall be released individually or collectively to the persons indicated hereinbelow in accordance with the following instructions.

3. With respect to the Certificates and the New Promissory Notes, to the persons, both individually and collectively, which were jointly indicated in writing by Mr. Carlo Petrini and Gruppo Spigadoro NV. In such a case the delivery of securities shall occur within 48 hours from such joint request and in accordance with the terms provided for by such request.

4. With respect to the Certificates, to Gruppo Spigadoro NV or to its representative upon request of Gruppo Spigadoro NV and following the confirmation by Banca Finnat Euramerica (by means of notice in the form of Enclosure 1) of the received payment, within and not later than 24:00 h. of the last maturity date listed hereinbelow, in favor of Mr. Carlo Petrini of all the sums indicated in the following schedule. In addition, upon the payment of each maturity date indicated hereinbelow, the relevant New Promissory Note shall be delivered to Gruppo Spigadoro or its legal representative.


------------------------------------------------------------------------------------------------
           Payment                     Maturity Date                  Promissory Note
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
USD 1 million                  March 31, 2000                New First Promissory Note
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
USD 6,150 million              December 31, 2000             New Second Promissory Note
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
USD 15 million*                August 12, 2001               New Third Promissory Note
------------------------------------------------------------------------------------------------

*        Plus interest of 7% on annual basis and calculated starting from January 1, 2001


5. In addition, it is understood that the Certificates and the New Promissory Notes shall be delivered by you to Gruppo Spigadoro NV upon request of same also in case that, alternatively to the abovementioned payment in cash, you will receive within February 29, 2000:

     o notice (in the form of Enclosure 2) by the legal representative of the company IAT Multimedia, Inc. that the transaction concerning the acquisition of 100% of the share capital of Petrini by IAT Multimedia, Inc. is closed;

     o the document of original credit issued by IAT Multimedia, Inc. in the form of Enclosure 3). You shall promptly deliver such document to Mr. Carlo Petrini;

     o the document of original credit issued by IAT Multimedia, Inc. in the form of Enclosure 4). You shall promptly deliver such document to Mr. Carlo Petrini;

     o the document of original credit issued by IAT Multimedia, Inc. in the form of Enclosure 5). You shall promptly deliver such document to Mr. Carlo Petrini;

     o notice in the form of Enclosure 6), of the deposit on a securities dossier (dossier titoli) opened in favor of Mr. Carlo Petrini for no. 12,241,400 common shares of IAT Multimedia, Inc.;

     o notice in the form of Enclosure 7), of the deposit on a securities dossier (dossier titoli) opened in favor of Finnat Fiduciaria S.p.A. of no. 6,120,700 common shares of IAT Multimedia, Inc.. With respect to such shares Gruppo Spigadoro NV hereby irrevocably instructs Finnat Fiduciaria S.p.A. to transfer such shares to Carlo Petrini on July 3, 2000 in case that, within June 30, 2000, IAT Multimedia, Inc. has not complied with its payment obligations to Carlo Petrini concerning the documents of credits under enclosures 3) and 4).

6. With respect to the voting rights granted to the shares represented in the abovementioned Certificates the undersigned have agreed that such rights shall pertain to Gruppo Spigadoro NV departing from article 2352 I.C.C. until a breach is made of any of the obligation of cash payment provided for by article 4 of this letter and provided that such payment obligations are still effective due to failure to fulfill the alternative obligations provided for by subparagraph 5 above. At the occurrence of a breach of any cash payment obligation, provided that such payment obligations are still effective due to failure to fulfill the alternative obligations provided for by subparagraph 5 above, all the voting rights granted to the Certificates shall be exercised by Carlo Petrini. As a consequence you shall perform, upon request of Gruppo Spigadoro NV or of Mr. Carlo Petrini, as applicable, any necessary formalities in order to consent to the exercise of such rights on basis of the agency (mandato di cassa) granted to you by Petrini.

7. It is understood that Gruppo Spigadoro NV shall be entitled to pay in advance the total amount due. In this case the provisions under 4 above shall apply with respect to the date of advanced payment of the total amount indicated under 4.

8. In case of legal action threatened or brought against the Fiduciaria relating to the Certificates or New Promissory Notes Finnat Fiduciaria S.p.A. (hereinafter, the "Fiduciaria") shall promptly inform Mr. Carlo Petrini and Gruppo Spigadoro NV thereof giving any smaller detail of such actions.

9. All notices addressed to Gruppo Spigadoro NV shall be sent to the attention of Mr. Mario Amoroso and Mr. Fabio Labruna at the law firm Gianni Origoni & Partners, Via Quattro Fontane, no. 20, I - 00184, Roma.

10. This proxy is for a valuable consideration and the relevant commissions shall be borne by Gruppo Spigadoro NV. By accepting the proxy the Fiduciaria declares that the obligations undertaken are within its business purposes.

11. Mr. Carlo Petrini and Gruppo Spigadoro NV declare to indemnify Fiduciaria against any damage which may arise out of the performance of this proxy, it being understood that such indemnification shall not apply in case of wilfulness, guilt or breach of the Fiduciaria.

12. This collective proxy is revocable with respect to the deposit of certificates pursuant to article 1726 I.C.C.. With respect to the deposit of the New Promissory Notes the proxy is irrevocable and shall be deemed granted by Mr. Carlo Petrini in the interest of Gruppo Spigadoro NV pursuant to article 1723 I.C.C.. We would be very grateful if You could execute a copy of this letter as receipt of Certificates, New Promissory Notes and acceptance of instructions.


Rome, November 5, 1999.
/s/Carlo Petrini                                   /s/Mario Amoroso
----------------                                   ----------------------------
Mr. Carlo Petrini                                  Mr. Mario Amoroso
(for itself                                        (acting as attorney of Gruppo
and acting as attorney of Mr. Giorgio Petrini)     Spigadoro NV)




For acceptance:
/s/Roberto Casasole
-------------------------
Mr. Roberto Casasole
Finnat Fiduciaria S.p.A.